December 29, 2006

VIA FEDERAL EXPRESS AND BY EDGAR

Ms. Nili Shah

Accounting Branch Chief

Mail Stop 7010

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549-0510

Re:	Wise Metals Group LLC Form 10-K Annual Report
for the Year Ended December 31, 2005
Filed March 31, 2006
File No. 3-117622

Dear Ms. Shah:

Enclosed please find our response to the comments of the staff of the Commission (the “Staff”) set forth in your letter dated December 5, 2006 (the “Comment Letter”) with respect to the Wise Metals Group LLC (the “Company”) Form 10-K Annual Report (“10-K”) for the year ended December 31, 2005. Your letter was in response to our letter of November 21, 2006 in response to your letter of November 6, 2006 which was in response to our letter of September 29, 2006 in response to your letter of September 1, 2006 which was in response to our initial response letter of August 17, 2006 to your original comment letter of July 17, 2006.

Set forth below are our responses to the comments raised in the Comment Letter. For the convenience of the Staff, each response has been numbered to correspond with the comments in the Comment Letter. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the 10-K.

Form 10-K for the Fiscal Year Ended December 31, 2005

Item 6 - Selected Consolidated Financial Information, page 19

Comment 1.	We have read your response to prior comment one. We note that you have concluded that adjusted EBITDA is a measure of liquidity. Accordingly, it would appear that the most directly comparable financial measure in accordance with GAAP to which you should reconcile this measure would

December 29, 2006

be cash flows from operations. Please confirm, if true, that you will include this reconciliation in future filings.

Response 1.	We acknowledge the Staff’s comment and confirm that cash flows from operations is the most directly comparable financial measure in accordance with GAAP to which we should reconcile adjusted EBITDA. We will reconcile adjusted EBITDA to cash flows from operations in all future filings.

Segments

Comment 2.	We note from your response to prior comment three that subsequent to your management realignment in June 2006, you now have two reportable segments (Wise Alloys and Wise Recycling) and an Other segment (Listerhill Total Maintenance). However, we remain unclear as to why you continue to present one segment in your Form 10-Q for the periods ended June 30 and September 30, 2006. We note your statement that you are currently generating comparative quarterly financial data in a consistent format for both segments that coincide with the financial information that your operating and finance committees have recently begun using to manage your operations. However, it is unclear to us why you do not currently have comparable information for each quarter, given your disclosures in the MD&A section. Specifically, you provide information explaining the fluctuations pertaining to your operations and financial position period over period. In these disclosures you are able to identify whether these changes are attributed to your commercial products or Recycling operations.

Accordingly, please advise or revise your segment disclosures for the periods ended June 30 and September 30, 2006. Please note that we have considered your proposal to reflect your revised segments in your 2006 Form 10-K. However, given the length of time until you file your 2006 Form 10-K, we believe that investors should have access to your revised segments in a more timely manner. Accordingly, we expect your revised segment disclosures to be presented in a timely manner in an amended Form 10-Q for the periods ended June 30 and September 30, 2006.

Response 2.	We acknowledge the Staff’s comment and advise the Staff that we will amend our 10-K and our Quarterly Reports on Form 10-Q for each quarter of 2006.

Comment 3.	With respect to your disclosures in your 2005 Form 10-K and your Form 10-Q for the period ended March 31, 2006, it appears that you continue to believe that you had one reportable segment prior to the organizational changes in June 2006. However, your letter dated November 21, 2006 does not appear to address the points raised in our letter dated November 6, 2006 to clarify the basis for your conclusion. Accordingly, we reissue

December 29, 2006

comment three in our letter dated November 6, 2006. We have included it below for convenience.

We note from your response…that you continue to believe that you have only one operating segment. It appears that you based this conclusion on the fact that your chief operating decision maker (CODM), whom you have identified as your chief executive officer (CEO), does not review discrete financial information for each division, although it is available. Please clarify the following:

•     You state that other financial information is available and may be reviewed from time to time. Please tell us who receives this “other” financial information along with how often this information is provided. Please also provide us with these reports as of December 31, 2005 and June 30, 2006.

•     You state that discrete information for each business is used by management within each business to determine plans of operations, to improve performance and to measure performance against any established goals within the business. Please identify who is involved in establishing budgets and goals, measuring performance against these goals and determining ways to improve performance. Please clarify whether your CEO or Chief Strategic Officer is involved in these processes. Please also tell us whom the management within each business is accountable to and the manner in which this management communicates its performance.

•     We note that a capital management team reviews all requests for capital not exceeding $100,000. Please tell us the participants on this capital management team and identify the management title and division for each participant. Additionally, please tell us the process by which your CEO makes capital decisions above the $100,000 threshold. Specifically, please tell us what reports he reviews to allocate resources, the nature of the input from the key managers, and who the key managers are that provide input to him.

•     We note from organizational charts that you have a chief strategic officer. Please tell us the nature of all discrete financial information he receives for each division. Please tell us why he receives these reports and how he utilizes these reports. Please also tell us the function of your chief strategic officer, including the extent to which he participates in developing division budgets and goals, evaluating performance, and allocating resources. Please also clarify how your chief strategic officer’s function differs from that of your CEO.

•     You state that your CEO is individually involved with all management bonus decisions. Please tell us the specific metrics used in determining each manager’s bonus. For example, please tell us whether the bonus for the President of Wise Recycling is based on the performance of only Wise Recycling or on the company as a whole. Please tell us what

December 29, 2006

reports your CEO reviews to evaluate management’s performance for bonus compensation.

Please be advised that based on the information you have provided us thus far, it continues to appear as if Wise Alloys, Wise Recycling and Listerhill Total Maintenance each represent an operating segment that should be disclosed separately for the following reasons:

•     We expect companies to consider the total mix of information provided to the chief operating decision make (CODM) when determining the company’s operating segments, Thus, even if a CODM only regularly receives consolidated information in writing, we expect companies to also consider other financial information the CODM utilizes in evaluating performance and allocating resources, whether it be in oral or written form.

•     You state that your CEO makes all major capital decisions individually in excess of $100,000. It is unclear how your CEO can make capital allocation decisions by reviewing only consolidated information. It would appear that in deciding to allocate resources to only one project, instead of another, he would consider performance at a more disaggregated level.

•     You state that your CEO is involved with all management bonus decisions. You also state that management bonuses are awarded on an individual basis. These two statements suggest your CEO reviews information at a disaggregated level in order to establish tailored goals for each manager and then to evaluate annual performance.

•     Based on the amounts you have provided us, it appears that both Wise Alloys and Wise Recycling breach the 10% threshold provided on paragraph 18 of SFAS 131. It also appears that given the nature of the products of each division, as well as the historical operating margins, none of these divisions meet the economic similarity criteria in paragraph 17 of SFAS 131; consequently, it does not appear that any of these divisions should be aggregated under SFAS 131.

Response 3.	We refer the Staff to our response to Comment No. 2 above.

Comment 4.	We remind you that if you conclude that your prior filings should not be relied upon due to an error, you are required to disclose the information listed under Item 4.02(a) of Form 8-K within four days of your conclusion. When you file your restated Form 10-K and Forms 10-Q, you should appropriately address the following:

• an explanatory paragraph in the reissued audit opinion,

• full compliance with SFAS 154, paragraphs 25 and 26,

• fully update all affected portions of the document, including MD&A,

December 29, 2006

• updated disclosures regarding disclosure controls and procedures should include the following:

• a discussion of the restatement and the facts and circumstances surrounding it,

• how the restatement impacted the CEO and CFO’s original conclusions regarding the effectiveness of their disclosure controls and procedures,

• changes to internal controls over financial reporting, and

• anticipated changes to disclosure controls and procedures to prevent future misstatements of a similar nature.

• updated reports from management and your independent auditors regarding your internal controls over financial reporting,

• updated certifications.

Response 4.	We acknowledge the Staff’s comment and advise the Staff that we will file the information required to be disclosed under Item 4.02 of Form 8-K with respect to our planned amendments to our 10-K and our Quarterly Reports on Form 10-Q for each quarter of 2006.

Form 10-Q for the Quarter Ended September 30, 2006

Operating Results, page 15

Comment 5.	In your letter dated September 29, 2006, you stated that as of June 30, 2006, you estimated that your year-end inventory pounds on hand for 2006 would be less than 2005 levels and that increased costs will offset this effect, resulting in a LIFO reserve relatively consistent with your current reserve levels. However, we note the increase in your LIFO reserve of $25,000 in the third quarter of 2006. Please tell us and disclose, in future filings, the specific factors that arose in the third quarter of 2006 that resulted in the increase in this reserve.

Response 5.	We supplementally disclose to the Staff that we estimate our interim LIFO by making a separate estimated LIFO calculation each quarter, adjusting for quantity changes that have occurred since the beginning of the year and that are not expected to reverse in a later period (effectively estimating year end quantities), and basing our interim LIFO calculation on the estimated year end index (i.e., estimating year end aluminum prices). As of September 30, 2006 an adjustment to our LIFO reserve in the amount of $25 million was made based on our current estimate of year-end inventory quantity (i.e., pounds on hand) and average anticipated price per pound. When filing our Form 10-Q for the quarter ended September 30, 2006, we anticipated an approximate full-year LIFO reserve increase of approximately $32 million and therefore recorded approximately 75% (9/12) of this as of the nine-months ended September 30, 2006.

December 29, 2006

Prior to the third quarter, we had been experiencing moderate London Metals Exchange (LME) metal price decreases, while other costs of production such as hardners and energy costs continued to result in an overall manufactured price per pound increase. LME metal pricing is difficult to estimate, and during the third quarter prices began to increase and we then experienced further increases in the fourth quarter of 2006 as we were finalizing our third quarter results. This, coupled with continued energy cost increases, has resulted in a more dramatic price increase than originally anticipated during our first and second quarters. In addition, due to resumed orders from our customer, Crown Cork and Seal (USA), Inc. (“Crown”; see Item 1. “Legal Proceedings” in our Form 10-Q for the period ended September 30, 2006) and additional customers added as a result of our anticipated loss of Crown sales, we continue to estimate a permanent decrement in pounds on hand at year end 2006 (which is factored into our current LIFO estimate). However, the anticipated reduction in inventory pounds on hand will not be as significant we anticipated in the first and second quarters of 2006.

We supplementally disclose to the Staff, for its reference, the following information detailing estimated LIFO pounds on hand and relative LIFO index that we utilized when making our first through third quarter LIFO estimates.

Quarter Ended	Estimated Year End LBS	Estimated Index
March 31, 2006	145,000,000	1.43
June 30, 2006	105,000,000	1.65
September 30, 2006	125,000,000	1.88

In addition, we note that we make the following disclosures in Note 2 to our Condensed Consolidated Financial Statements and in Management’s Discussion and Analysis of Financial Condition and Results of Operations in our Form 10-Q for the period ended September 30, 2006:

“2. Significant Accounting Policies

Manufacturing inventories are stated at the lower of cost or market based on the last-in, first-out (LIFO) method. An actual valuation of inventory under the LIFO method can be made only at the end of each year based on the inventory levels and costs at that time. Accordingly, interim LIFO calculations are based on management’s estimates of expected year-end inventory levels and costs which are dependent upon prevailing aluminum costs and other factors which are beyond management’s control.”

“ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Critical Accounting Policies

December 29, 2006

We have prepared our financial statements in accordance with accounting principles generally accepted in the United States, and these statements necessarily include some amounts that are based on informed judgments and estimates of management. Our critical accounting policies are discussed above in Note 2 to our Condensed Consolidated Financial Statements. As discussed below, our financial position or results of operations may be materially affected when reported under different conditions or when using different assumptions in the application of such policies. In the event estimates or assumptions prove to be different from actual amounts, adjustments are made in subsequent periods to reflect more current information.

Inventory Valuation

Inventories are valued at lower of cost or market using the last-in, first-out (LIFO) method. We use the LIFO method since it better matches current costs with current sales prices. Certain items in inventory may be considered impaired, obsolete or excess, and as such, we may establish an allowance to reduce the carrying value of these items to their net realizable value. We determine the amounts in these inventory allowances based on certain assumptions and judgments made from the information available at that time. If these estimates and related assumptions or the market changes, we may be required to record additional reserves.”

Liquidity and Capital Resources, page 18

Comment 6.	You state that you believe cash generated from operations, available borrowings, and other indebtedness will be sufficient to enable you to meet your liquidity requirements in the foreseeable future. In future filings, please disclose the basis for this statement, given your negative working capital, cash outflows from operations, the fact that you have already drawn on $187 million of your $208 million revolving credit line, and the potential continued increase in raw materials costs. In your response, please provide us with a draft of your future disclosures.

Response 6.	We acknowledge the Staff’s comment and will revise our liquidity and capital resources disclosure as follows (the underlined language represents our anticipated additional disclosure):

Our principal sources of cash to fund liquidity needs are net cash provided by operating activities and availability under our revolving senior secured credit facility described in Note 3 to our Combined Consolidated Financial Statements above. We anticipate that our primary liquidity needs will be for debt service, working capital (including potential increased margin deposits associated with derivatives) and capital expenditures. Our debt service costs and working capital requirements have increased as a result of increased aluminum prices. We believe that cash generated from operations, available borrowings under our

December 29, 2006

senior revolving secured credit facility, including anticipated increases in borrowing base availability that would likely result as our accounts receivable and inventory values increase, and other indebtedness, such as the Master Equipment Lease dated November 13, 2006 by and among Alloys, Wilmington Trust Company, The Employees’ Retirement System of Alabama and the Teachers’ Retirement System of Alabama executed in connection with the sale and concurrent leaseback of certain property by Alloys and agreements that we enter from time to time pursuant to which we sell certain accounts receivable, will be sufficient to enable us to meet our liquidity requirements in the foreseeable future.
* * *

December 29, 2006

In connection with our response to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure of the filing;

•	that the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company will not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kenneth Stastny at (410) 636-6500 to schedule a conference call or discuss any questions regarding this letter.

Very truly yours,

/s/ Kenneth Stastny
Kenneth Stastny